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09057960 49

SEC Mail Process
Section

FEB 27 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 52474

8-48723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

National Alliance Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 LBJ Freeway, Suite 710
                        (No. and Street)

Dallas   Texas   75234
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford A. Phillips   (469) 522-4309

                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
                (Name – *if individual, state last, first, middle name*)

815 Parker Square   **Flower Mound**   **Texas**   **75028**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

BP
3/16

OATH OR AFFIRMATION

I, ___Bradford A. Phillips_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___**National Alliance Securities Corporation**_____, as of ___December 31___, 20__08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

_____
Signature

_____
President
_____
Title

_____
Notary Public

CINDY WALLS
Notary Public, State of Texas
My Commission Expires
October 21, 2009

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Comp utation of Net Capital.
- ☐ (h) Comp utation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reco nciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report d escribing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Indep endent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
National Alliance Securities Corporation

We have audited the accompanying statement of financial condition of National Alliance Securities Corporation as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRAD A. KINDER, CPA

Irving, Texas
February 25, 2009

1

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 3,480,235
Receivable from clearing broker-dealer	474,153
Notes receivable - related parties	3,877,858
Accrued interest receivable	13,738
Marketable debt securities	9,273,566
Clearing deposit	267,081
Other assets	8,715
TOTAL ASSETS	**$ 17,395,346**

Liabilities and Stockholders' Equity

Liabilities

Accounts payable	$ 30,433
Payable to related party	1,000
Accrued commissions payable	345,748
Securities sold, not yet purchased	1,038,440
Payable to clearing broker-dealer	8,505,655
Management fee payable to related party	500,000
Total Liabilities	10,421,276

Stockholders' Equity

Series A 2% preferred stock, $10 par value, 3,000,000 shares authorized, 277,284 shares issued and outstanding	2,772,851
Class A common stock, $.01 par value, 5,000,000 shares authorized, 1,000,000 shares issued and outstanding	10,000
Class B common stock, $.01 par value, 5,000,000 shares authorized, 666,667 shares issued and outstanding	6,667
Additional paid-in capital	12,375,323
Accumulated deficit	(8,190,771)
Total Stockholders' Equity	6,974,070
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 17,395,346**

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2008

Revenue

Trading profits	$ 3,281,333
Securities commissions	371,578
Interest	1,447,092
Total Revenue	5,100,003

Expenses

Clearing costs	319,458
Communications	40,269
Compensation and related costs	2,174,930
Consultants	33,000
Dues and Subscriptions	24,245
Legal Fees	17,329
Management fees paid to related party	2,500,000
Margin interest	372,889
News and Quotes	223,320
Occupancy and equipment	112,953
Regulatory fees	17,468
Other expenses	52,295
Total Expenses	5,888,156
NET LOSS	$ (788,153)

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Series A 2% Preferred Shares Issued	Class A Common Shares Issued	Class B Common Shares Issued	Series A 2% Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2007	271,772	1,000,000	666,667	$ 2,717,741	$ 10,000	$ 6,667	$ 10,375,323	$ (6,847,507)	$ 6,262,224
Additional capital contributed	-	-	-	-	-	-	2,000,000	-	2,000,000
Dividends accumulated, declared and paid in shares on Series A 2% preferred stock	5,512	-	-	55,110	-	-	-	(55,110)	-
Dividends declared and paid on Class A common shares	-	-	-	-	-	-	-	(300,000)	(300,000)
Dividends declared and paid on Class B common shares	-	-	-	-	-	-	-	(200,000)	(200,000)
Net loss	-	-	-	-	-	-	-	(788,153)	(788,153)
Balances at December 31, 2008	277,284	1,000,000	666,667	$ 2,772,851	$ 10,000	$ 6,667	$ 12,375,323	$ (8,190,770)	$ 6,974,071

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows From Operating Activities:	
Net loss	$ (788,153)
Adjustments to reconcile net loss to net	
cash provided by operating activities:	
Change in assets and liabilities	
Increase in receivable from clearing broker-dealer	(195,683)
Increase in notes receivable - related parties	(437,144)
Decrease in accrued interest receivable	3,157
Decrease in marketable debt securities	4,845,174
Increase in accounts payable	11,132
Increase in payable to related party	1,000
Increase in accrued commissions payable	152,157
Increase in securities sold, not yet purchased	1,038,440
Decrease in payable to clearing broker-dealer	(4,663,095)
Increase in management fee payable to related party	500,000
Net cash provided by operating activities	466,985
Cash Flows From Financing Activities:	
Additional capital contributed	2,000,000
Class A common dividends paid	(150,000)
Class B common dividends paid	(200,000)
Net cash provided by financing activities	1,650,000
Net increase in cash and cash equivalents	2,116,985
Cash and cash equivalents at beginning of year	1,363,250
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,480,235

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 24,245
Income taxes	$ -

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2008

Non-Cash Financing Activities

Dividends accumulated and declared on Series A preferred stock, totaling $55,110 were paid in 5,512 Series A preferred shares.

Class A common dividends totaling $150,000, was deemed paid, by a reduction of a note receivable due from a related party, which is a subsidiary of a Class A common shareholder.

See notes to financial statements.

Note 1 -   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business/Merger:

National Alliance Securities Corporation (Company) was organized in June 2003, under the laws of the State of Nevada. Effective January 1, 2004, National Alliance Capital, LLC (NAC), a registered broker-dealer, merged with and into the Company with the Company being the surviving entity. The Company and NAC were under common control; therefore, the merger was accounted for similar to a pooling of interests. Prior to the merger, the Company had not been capitalized, nor had any operating activities. As a result of the merger, the Company became the registered broker-dealer and continued to operate similar to that of NAC.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's operations consist primarily in trading of marketable debt securities. The majority of the Company's customers are broker-dealers and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements", which were effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based on an exit price model. The adoption of SFAS No. 157 did not have a significant impact of the Company's financial condition or results of operations.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Cash and cash equivalents, receivable from clearing broker-dealer, notes receivable, accrued interest receivable, accounts payable, accrued expenses and payable to clearing broker-dealer are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable debt securities owned and marketable debt securities sold, not yet purchased are recorded at fair value in accordance with SFAS No. 157.

NATIONAL ALLIANCE SECURITIES CORPORATION
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Fair Value of Financial Instruments (continued)</u>

In February 2007, the FASB issues SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115". SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits and entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The provisions of SFAS No. 159 were effective for the Company on January 1, 2008. The adoption of SFAS No. 159 did not have a significant impact of the Company's financial condition or results of operations.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

<u>Marketable Debt Securities</u>

Marketable debt securities are held for trading purposes, recorded on the trade date and valued at fair value in accordance with FASB No. 157. The resulting difference between cost and fair value is included in trading profits in the accompanying statement of income.

<u>Securities Sold, Not Yet Purchased</u>

Securities sold, not yet purchased are held for trading purposes, recorded on the trade date and valued at fair value in accordance with FASB No. 157. The resulting difference between cost and fair value is included in trading profits in the accompanying statement of income.

<u>Dividends to Shareholders</u>

The Company records dividends to its shareholder on the declaration date.

<u>Revenue Recognition</u>

Security transactions and the related trading profits, securities commissions and expenses are recorded on the trade date.

NATIONAL ALLIANCE SECURITIES CORPORATION
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

Income Taxes

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

The Company is subject to various state taxes.

Note 2 - <u>Notes Receivable</u>

The Company has an unsecured note receivable totaling $3,627,858 due from Prime Income Asset Management, Inc., a related party, bearing interest at 10%. Principal and accrued unpaid interest on the note is due in December 31, 2009. There is no accrued unpaid interest at December 31, 2008. The Company earned and received $336,255 in interest on this note during the year. Class A dividends declared and payable in the amount of $150,000 to the Parent of this related party were deemed a reduction in this note receivable this year.

The Company has an unsecured note receivable totaling $250,000 due from PSII Management, a related party, bearing interest at 12%. Principal and accrued interest on the note is due in March 05, 2009. Accrued and unpaid interest totaled $13,738 at December 31, 2008. The Company earned $28,113 in interest during the year.

Note 3 - Fair Value of Financial Instruments

In accordance with FASB No. 157, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Securities Owned				
Marketable Debt Securities	$ 9,273,566	$ -	$ -	$ 9,273,566
Securities Sold Not Yet Purchased				
Marketable Debt Securities	$ 1,038,440	$ -	$ -	$ 1,038,440

Note 4 - Dividends to Shareholders

Series A 2% preferred shares accumulate dividends at $0.20 per share per annum. Dividends for 2008 of $55,110 were paid in 5,512 preferred shares during the year.

The Company declared a dividend on the Class A common shares totaling $300,000 to shareholders of record as of May 07, 2008. A cash dividend of $150,000 was paid on May 8, 2008 and $150,000 was deemed paid by a reduction in the note receivable due from a related party, which is a subsidiary of a Class A shareholder.

The Company declared a dividend on the Class B common shares totaling $200,000 to shareholders of record as of May 07, 2008. The dividends were paid on May 08, 2008.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $2,366,059 and $250,000, respectively. The Company's net capital ratio was 0.36 to 1.

Note 6 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of $2,536,184 available to offset future taxable income, of which $30,482 expires in 2024, $833,675 expires in 2025, $1,042,156 expires in 2026, and $629,871 expires in 2027. The net operating loss carryforward creates a deferred tax asset of approximately $850,000 which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 7 - Capital Stock

The total number of shares of all classes of stock the Company has the authority to issue is 15,000,000, of which 2,000,000 shares, par value $10, are designated Series A 2% Preferred Stock, 5,000,000 shares, par value $.01, are designated Class A Common Stock, 5,000,000 shares, par value $.01, are designated Class B Common Stock, and 3,000,000 shares, par value $10, are a class designated Preferred Stock.

The shares of Series A 2% Preferred Stock are non-voting, have a liquidation preference of ten dollars per share and are redeemable at the option of the Company at a price equal to the liquidation preference per share plus any accumulated and unpaid dividends. Dividends are cumulative and payable quarterly of each year, at the rate per share of $.05 per quarter ($.20 per annum). The preferred shares have dividend preference over all other classes of stock and may not be converted into any other securities of the Company.

The Company is authorized to provide for the issuance in one or more series of any number of shares of Preferred Stock up to a maximum of 3,000,000 shares.

The shares of Class A Common Stock constitute the primary ownership of the Company and represent 60% of the total common stock issued.

The shares of Class B Common Stock are equal to Class A Common Stock and represent 40% of the total common stock issued.

Note 8 - Transactions with Clearing Broker-Dealer

The Company has a clearing agreement with its clearing broker-dealer, First Southwest Securities Company, to provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $250,000 in a clearing deposit account with the clearing broker-dealer.

Note 8 - Transactions with Clearing Broker-Dealer (continued)

The Company also has a trading deposit with its clearing broker-dealer in the amount of $2,875,000. This trading deposit (invested in money market funds) satisfies margin requirements associated with the Company's trading inventory. The amount of margin required varies on a daily basis depending on the amount and type of securities held in the Company's inventory trading accounts. Any excess beyond this required amount may be withdrawn by the Company at its discretion.

Note 9 - Deferred Compensation Plan

The Company has a deferred compensation plan for its trading employees. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and paid annually in the form of planned Series B membership units which will vest over two years. When the units are fully vested, they can be redeemed for face value at the option of the holder. At December 31, 2008, the Company has deferred compensation payable of $143,704 for the issuance of the planned Series B membership units. Deferred compensation payable is included in the accompanying statement of financial condition as accrued commissions payable.

Note 10 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions vest immediately and Company contributions vest ratably over six years. There were no Company contributions to the plan for 2008.

Note 11 - Related Party Transactions

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

The Company shares corporate office space with several entities related through common ownership and control. One of the related parties regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis. There is $1,000 due to this related party at December 31, 2008.

The Company has an unsecured note receivable totaling $3,627,858 due from a related party. There is no accrued unpaid interest at December 31, 2008. (See Note 2)

The Company has an unsecured note receivable totaling $250,000 due from a related party. Accrued and unpaid interest totaled $13,738 at December 31, 2008.

Note 11 - Related Party Transactions (continued)

The Company has a management agreement with an entity related through common control. The Company is to receive general management services, including oversight and management of operations, trading, accounting, payroll, and regulatory filings, as well as investment banking efforts. The agreement provides for an annual base fee of $2,000,000 plus an additional $500,000 for each $1,000,000 in annual revenue growth. In addition, the Company pays management fees for investment banking referrals. The Agreement can be cancelled with 30 days written notice by either party. Management fees totaled $2,500,000 for 2008, of which $500,000 was payable at December 31, 2008.

Note 12 - Commitments and Contingencies

The Company leases branch office facilities in California under a non-cancellable operating lease agreement which expires in May 2010. The future lease commitment is $63,734 and $26,556 for the years ending 2009 and 2010, respectively.

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 13 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

NATIONAL ALLIANCE SECURITIES CORPORATION
Notes to Financial Statements

Note 14 - <u>Concentration of Credit Risk</u>

The Company has cash equivalents, a receivable, a clearing deposit and marketable debt securities due from and held by its clearing broker-dealer totaling $13,457,357 or approximately 77% of total assets at December 31, 2008. The Company also has securities sold, not yet purchased and a payable to its clearing broker-dealer, totaling $9,544,095 or approximately 92% of total liabilities.

The Company has notes receivable and accrued interest receivable due from two related parties totaling $3,891,596 or approximately 22% of total assets at December 31, 2008.

Note 15 - <u>Concentration of Revenue</u>

The sole Class B common shareholder generated approximately 25% of the Company's trading profits.

NATIONAL ALLIANCE SECURITIES CORPORATION
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2008

Total stockholders' equity qualified for net capital	$	6,974,071
Deductions and/or charges		
Non-allowable assets:		
Notes receivable - related parties		3,877,858
Accrued interest receivable		13,738
Other assets		8,715
Total deductions and/or charges		3,900,311
Net capital before haircuts on securities positions		3,073,760
Haircuts on securities:		
Marketable debt securities		696,350
Other securities		11,351
Total haircuts on securities		707,701
Net Capital	$	2,366,059
Aggregate indebtedness		
Payable to related party	$	1,000
Accrued commissions payable		345,748
Management fee payable to related party		500,000
Total aggregate indebtedness	$	846,748
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or		
6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	2,116,059
Ratio of aggregate indebtedness to net capital		0.36 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2008 as filed by National Alliance Securities Corporation
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5(G)(1)

Board of Directors
National Alliance Securities Corporation

In planning and performing our audit of the financial statements of National Alliance Securities Corporation (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BRAD A. KINDER, CPA

Irving, Texas
February 25, 2009

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